As filed with the Securities and Exchange Commission on August 10, 2026
Securities Act File No. File No. 333-297656

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 1 ☒

Post-Effective Amendment No. ☐

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Zacks Trust

(Exact Name of Registrant as Specified in Charter)

101 North Wacker Drive, Suite 1500, Chicago, IL 60606
(Address of Principal Executive Offices) (Zip Code)

312-265-9359
(Registrant’s Telephone Number, including Area Code)

Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801
(Name and Address of Agent for Service)

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With copy to:

Richard Cutshall Greenberg Traurig, LLP 114 15th Street, Suite 3300 Denver, CO 80202 303-572-6527 (phone) 720-904-7627 (fax)

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Title of securities being registered: Shares of a class of the Registrant

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Approximate date of proposed public offering: The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.